JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

Telephone 770-804-0500

EMAIL: JONES@CORPLAW.NET

Facsimile  770-804-0509

Richard W. Jones

www.corplaw.net

August 31, 2011

Mr. David R. Humphrey

Accounting Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

RE:

Baoshinn Corporation (the “Company”) – Annual Report on Form 10-K

[SEC File No.:  000-52779]

[J&H File No. 3615.18]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation (“Baoshinn”) which filed an annual report on Form 10-K on April 15, 2011 for the period ending December 31, 2010.  Your office provided comments to that filing by your letter dated August 18, 2011 (the “Comment Letter”).  At this time, we are submitting on behalf of Baoshinn this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Management’s Discussion and Analysis

Results of operations, page 14

The Company will revise the MD&A section on Form 10-K for the year ended December 31, 2010 in accordance with the requirement of Item 303 of Regulation S-K.  The Company will be guided in its revision to reflect the principal objectives of MD&A as stated in FR-72.  These revisions will be contained in a revised 10-K filing, which will be filed as an amendment to the current Form 10-K.

Financial Statements

Note 13 – Deferred Cost and Revenue, page 41

After further analysis, the Company agrees that the change to the treatment of deferred costs and deferred expenses constitutes the correction of an error.  Accordingly, in order to comply with the disclosure requirements set forth in ASC 250-10-50-7, the Company will file an amendment to its annual report on Form 10-K for the period ending December 31, 2009 and for the period ending December 31, 2010.  This amendment will remove the offset against accounts receivable and accounts payable and will reflect deferred revenues and deferred costs as separate line items.  We would also like to point out that the correction of this error will not affect the revenue, net income, EPS, or the net equity of the Company in either period.  See Exhibit A attached, which reflects the revised treatment.  Also, a footnote will be provided which will explain the correction of the error.

Mr. David R. Humphrey

Accounting Branch Chief

US Securities and Exchange Commission

August 31, 2011

General

The Company notes that its Commission file number is 000-52779 and this file number will be used on all future Exchange Act filings.

We trust the discussion contained herein is responsive to the issues raised in your Comment Letter.  If you should have any questions on the responses or if you need additional clarification regarding the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

For the Firm

RWJ:lw

cc:

Mr. Sean Webster

EXHIBIT A

	Audited	Correction in 2010 Audit
	At December 31,	At December 31,
	2009	2009
	$	$
Asset
Current Asset
Cash and cash equivalents	260,155	260,155
Accounts receivable	763,183	1,182,614
Deferred cost		416,651
Amount due from a related party	87,029	87,029
Deposits, prepaid expenses and other receivables	800,482	800,482
Total Current Assets	1,910,849	2,746,931
Plan and equipment	52,430	52,430
Total Asset	1,963,279	2,799,361

Liabilities and Stockholders' Equity
Liabilities
Current Liabilities
Accounts payable	781,494	1,198,145
Deferred revenue		419,431
Other payables and accrued liabilities	267,566	267,566
Income tax payable	6,172	6,172
Amounts due to related parties	113,553	113,553
Total current liabilities	1,168,785	2,004,867

Total Liabilities	1,168,785	2,004,867

Stockholders' Equity
Common stock
Par value: 2009 - US$0.001
Authorized: 2009 - 200,000,000 shares
Issued and outstanding: 2009 - 21,400,000 shares	21,400	21,400
Additional paid-in capital	1,778,263	1,778,263
Accumulated other comprehensive income	32	32
Accumulated deficit	(1,193,172)	(1,193,172)
Total stockholder's Equity of the Company	606,523	606,523
Non-Controlling interests	187,971	187,971

Total Stockholder's Equity	794,494	794,494

Total Liabilities and Stockholder's Equity	1,963,279	2,799,361